Exhibit 99.1

Sinovac Responds to Recent Report

BEIJING, China, December 23, 2016 -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today responded to a recent report regarding the allegations raised in a research report by Geoinvesting.

Sinovac’s Audit Committee has authorized the commencement of an internal investigation into the allegations made in the report. The Audit Committee has engaged Latham & Watkins as independent counsel to assist with the investigation.

Pending the outcome of the investigation, to the knowledge of Sinovac, no legal proceedings or government inquiries have been made against the Company or its chief executive officer Mr. Yin, based on any claims described in the report.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and HFMD caused by EV71. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac's newly developed innovative vaccine against HFMD caused by EV71 was licensed and launched to the Chinese market in 2016. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to 10 countries in Asia and South America. .. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under "Risk Factors" and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  The Company assumes no obligation to update the forward-looking information contained in this release.

Contact

Sinovac Biotech Ltd.

Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.

Bill Zima
U.S: 1-203-682-8233
Email: william.zima@icrinc.com